Matthew Wolock

+1.202.739.5322

matthew.wolock@morganlewis.com

VIA EDGAR

Emily Rowland

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

August 13, 2025

Re:	The 2023 ETF Series Trust II (the “Trust” or the “Registrant”)
File Nos. 333-274096 and 811-23895

Dear Ms. Rowland:

This letter responds to Staff comments on post-effective amendment no. 5 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”). The Registration Statement was filed on June 6, 2025 pursuant to Rule 485(a)(2) under the Securities Act of 1933 and relates to the following four series of the Trust: GMO Horizons ETF, GMO Dynamic Allocation ETF, GMO Domestic Resilience ETF, and GMO Ultra-Short Income ETF (each, a “Fund” and collectively, the “Funds”). Below, for your convenience, we have restated the Staff’s comments followed by the Registrant’s responses to those comments, which are reflected, as applicable, in the amendment to the Registration Statement. Capitalized terms not otherwise defined in this letter have the meaning given to them by the Registration Statement.

General

1.	Comment: Please respond to all comments in a letter filed as a correspondence on EDGAR and email a courtesy copy of the letter to the Staff examiner at least five days in advance of the effective date of the Registration Statement. The Staff notes that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the Staff. Please note that where a comment is made in one section of the Prospectus, such comment is applicable to similar disclosures appearing elsewhere in the Prospectus

Response: The Registrant acknowledges this comment.

August 13, 2025

Prospectus

All Funds

Principal Investment Strategies

2.	Comment: Each Fund, except the GMO Ultra-Short Income ETF, discloses that, at times, the Fund may have substantial exposure to a single asset class, industry, sector, country, region, issuer, or currency and companies with similar market capitalizations. If a Fund is expected to have substantial exposure to a particular asset class, industry, sector, country, region, issuer, or currency, or companies with similar market capitalizations, please disclose so in the respective Fund’s principal investment strategy and provide corresponding risk disclosure.

Response: Except as disclosed in a Fund’s investment strategy, the Funds do not expect to have substantial exposure to a particular asset class, industry, sector, country, region, issuer, or currency, or companies with similar market capitalizations. Each Fund will pursue its investment objective in a flexible manner such that there is no requirement for the Fund to substantially invest in a particular asset class, industry, sector, country, region, issuer, or currency, or companies with similar market capitalizations, for any prescribed period of time. Those exposures will change, potentially frequently, and each Fund believes it has adequately described the material risks associated with its investment strategies and portfolio exposures.

3.	Comment: Each Fund discloses that the Fund may invest in the GMO U.S. Treasury Fund, a mutual fund advised by GMO, in money market funds unaffiliated with GMO, and directly in the types of investments typically held by money market funds. Please add principal investment strategy disclosure regarding the circumstances under which a Fund will invest in the GMO U.S. Treasury Fund, money market funds or other types of investments typically held by money market funds. Please also add corresponding risk disclosure for such investments.

Response: The Funds may utilize the GMO U.S. Treasury Fund and other money market funds for routine cash management purposes, and not solely for temporary defensive purposes. Therefore, the noted disclosure has been retained in response to Item 4.

4.	Comment: Given the inclusion of the Smaller Company Risk as a principal risk of investing in each Fund, except the GMO Ultra-Short Income ETF, consider including a risk relating to investing in large capitalization companies.

Response: After careful consideration of the Staff’s comment, the Registrant has determined not to add risk disclosure regarding large capitalization companies. In this regard, the Registrant notes that each Fund’s “Smaller Company Risk” disclosure is framed in reference to larger capitalization companies.

Additional Information about the Funds’ Investment Strategies

5.	Comment: The Funds’ “Name Policies” section states a Fund’s investments are “tied economically” to a country or region if, among other factors, such investments are “listed in an index described as containing the markets in which a fund may invest.” Please supplementally explain how an investment is tied economically to a country or region if the sole criteria for such determination could be that the investment is listed in an index that contains markets of such country or region.

August 13, 2025

Response: Registrant has deleted the disclosure quoted above regarding a security being tied economically to a country or region if it is “listed in an index described as containing the markets in which a fund may invest.”

GMO Horizons ETF

Principal Investment Strategies

6.	Comment: The Fund discloses that it seeks to capture growth opportunities and mitigate related risks by making certain investments relative to the MSCI ACWI ex-Fossil Fuels Index. Please add disclosure clarifying how the Fund will utilize this Index in constructing its portfolio.

Response: The disclosure has been amended as requested.

Principal Risks of Investing in the Fund

7.	Comment: The Fund discloses that part of its investment strategy includes “controlling for exposure to environmental, social, and governance (ESG) risks.” If ESG risks are principal risks of the Fund, please add corresponding disclosure to the Fund’s principal risks.

Response: The Registrant has added the following risk disclosure to the Fund summary in response to the comment:

Focused Investment Risk - Because the Fund obtains significant exposure to investments providing impactful climate solutions and lower total carbon footprint (direct and indirect) than the MSCI ACWI ex-Fossil Fuels Index, the Fund will be more susceptible to events or factors affecting these companies, and the market prices of its portfolio securities may be more volatile than those of funds that are more diversified. The Fund is particularly exposed to such developments as changes in global and regional climates, environmental protection regulatory actions, changes in government standards and subsidy levels, changes in taxation and other domestic and international political, regulatory and economic developments (such as potential cutbacks on funding for the Environmental Protection Agency). Companies involved in alternative fuels also may be adversely affected by the increased use of, or decreases in prices for, oil or other fossil fuels. In addition, scientific developments, such as breakthroughs in the remediation of global warming, and changes in governmental policies relating to the effects of pollution may affect investments in pollution control, which could in turn affect these companies. Such companies also may be significantly affected by technological changes in industries focusing on energy, pollution control and mitigation of global warming. Because society’s focus on climate change issues is relatively new, the emphasis and direction of governmental policies is subject to significant change, and rapid technological change could render even new approaches and products obsolete. Some companies involved in climate change-related initiatives have more limited operating histories and smaller market capitalizations on average than companies with more developed and established business models. As a result of these and other factors, the market prices of securities of some of the companies in which the Fund may invest tend to be considerably more volatile than those of companies in more established sectors and industries.

August 13, 2025

GMO Dynamic Allocation ETF

Principal Investment Strategies

8.	Comment: Given the inclusion of asset-backed securities in the Fund’s principal risks disclosure, please discuss the Fund’s use of asset-backed securities in the Principal Investment Strategies section.

Response: The Registrant has updated its disclosure in response to the comment.

9.	Comment: The Fund discloses that it may lend portfolio securities as part of its principal investment strategies. Please add corresponding risk disclosure.

Response: The Registrant does not believe the Fund’s securities lending activities represent a principal risk of investing in the Fund. However, the Registrant has added the following securities lending disclosure to the “Additional Information about the Funds’ Investment Strategies” section to provide additional information regarding securities lending:

Securities Lending. As described in the Fund summaries and the SAI, some Funds may seek to earn additional income by lending their portfolio securities. Securities loans are subject to termination by the Fund at any time and are required to be secured at all times by collateral in an amount at least equal in value to the market value of the securities loaned. Daily market fluctuations could cause the value of loaned securities to be more or less than the value of the collateral received. When this occurs, the collateral is adjusted and settled on the following business day. Voting rights or rights to consent with respect to loaned securities pass to the borrower. A Fund has the right to call a loan at any time on reasonable notice to exercise voting rights associated with the loaned security and expects to do so if both: (i) GMO receives adequate notice of a proposal on which shareholders are being asked to vote and (ii) GMO believes that the benefits to the Fund of voting on that proposal outweigh the benefits to the Fund of having the security remain out on loan.

Principal Risks of Investing in the Fund

10.	Comment: The Fund discloses that it may invest in fixed income investments as part of its principal investment strategies. Given this, please add interest rate risk to the Fund’s principal risks disclosure.

Response: The Fund’s Item 4 “Market Risk – Fixed Income” expressly refers to interest rates. More extensive disclosure regarding interest rates is included in the Fund’s Item 9 “Market Risk – Fixed Income” disclosure. Registrant believes this disclosure adequately addresses the interest rate risk associated with the Fund’s fixed income investments.

11.	Comment: Certain of the Fund’s principal risks include a discussion of derivatives. If the Fund will invest in derivatives on a principal basis, please add disclosure to the Principal Investment Strategies section covering these instruments as well as, as applicable, any corresponding risks.

Response: The Fund is not expected to invest in derivatives on a principal basis.

August 13, 2025

GMO Domestic Resilience ETF

Principal Risks of Investing in the Fund

12.	Comment: Given the Fund’s principal strategy to invest in underlying funds, please consider adding a risk factor about the risk of investing in such funds. This risk should include that shareholders indirectly bear fees and expenses charged by such investment companies in addition to the Fund’s direct fees and expenses, and, as a result, the cost of investing in the Fund may exceed the costs of investing directly in such investment companies.

Response: The Fund does not anticipate making material investments in other exchange-traded funds as an alternative to investing directly in equity securities. The Registrant has deleted the corresponding disclosure from the Principal Investment Strategies section.

GMO Ultra-Short Income ETF

Principal Investment Strategies

13.	Comment: Please disclose any criteria regarding a security’s maturity that the Fund may use with respect to its investments in Fixed Income Securities.

Response: The Registrant has updated the last sentence of the initial paragraph of the Fund’s Principal Investment Strategies section to include the underlined language below regarding maturity.

GMO normally seeks to maintain an estimated interest rate duration of one year or less for the Fund’s portfolio, though individual securities in the portfolio may have a maturity date greater than one year.

14.	Comment: Given the inclusion of asset-backed securities in the Fund’s principal risks disclosure, please discuss the Fund’s use of asset-backed securities the Principal Investment Strategies section.

Response: The Registrant notes that the Principal Investment Strategies section expressly contemplates Fund investments in collateralized loan obligations, a type of asset-backed security.

Principal Risks of Investing in the Fund

15.	Comment: Given the Fund will invest primarily in Fixed Income Securities, please add interest rate risk to the Fund’s principal risks disclosure.

Response: The Fund’s Item 4 “Market Risk – Fixed Income” expressly refers to interest rates. More extensive disclosure regarding interest rates is included in the Fund’s Item 9 “Market Risk – Fixed Income” disclosure. Registrant believes this disclosure adequately addresses the interest rate risk associated with the Fund’s fixed income investments.

August 13, 2025

Statement of Additional Information

Investment Restrictions

16.	Comment: In the “Investment Restrictions” section, please include an explanatory statement that each Fund will consider the investments of investment companies in which it invests when determining compliance with its concentration policy.

Response: The Registrant has made the requested update.

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We trust the foregoing is responsive to each of the Staff’s comments. Please do not hesitate to contact the undersigned at (202) 739-5322, or my colleague Chris Menconi at (202) 373-6173 if you have any questions.

Sincerely,

/s/ Matthew Wolock
Matthew Wolock

cc:	W. John McGuire
Christopher D. Menconi